UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form U5S
Annual Report

For the Fiscal Year Ended September 30, 2004

Filed Pursuant to the
Public Utility Holding Company Act of 1935

By

WGL Holdings, Inc.

101 Constitution Ave., N.W.
Washington, D.C. 20080

Notice and correspondence concerning this Statement should be addressed to

Mr. Douglas Pope, Secretary
WGL Holdings, Inc.
101 Constitution Ave., N.W.
Washington, D.C. 20080

TO THE SECURITIES AND EXCHANGE COMMISSION:

This report is filed in compliance with the terms and conditions of the Form U5S under the Public Utility Holding Act of 1935.

Confidential treatment is requested for the WGL Holdings, Inc. (the Company) response to certain information, pursuant to Rule 104(b). Instances in which WGL Holdings, Inc. is requesting such confidential treatment are identified immediately before the WGL Holdings, Inc. response and such requests are printed in bold italics.

TABLE OF CONTENTS

		Page or
		Exhibit
ITEM 1.	System Companies and Investments Therein as of September 30, 2004	3
ITEM 2.	Acquisitions or Sales of Utility Assets	5
ITEM 3.	Issue, Sale, Pledge, Guarantee or Assumption of System Securities	5
ITEM 4.	Acquisition, Redemption or Retirement of System Securities	6
ITEM 5.	Investments in Securities of Nonsystem Companies	7
ITEM 6.	Officers and Directors	9
	PART I. Name, Principal Address and Positions Held as of September 30, 2004	9
	PART II. Financial Connections as of September 30, 2004	12
	PART III. Compensation and Other Related Information	12
ITEM 7.	Contributions and Public Relations	13
ITEM 8.	Service, Sales and Construction Contracts	13
	PART I. Intercompany Sales and Services	13
	PART II. Contracts to Purchase Services or Goods Between Any System Company and Any Affiliate	13
	PART III. Employment of Any Person by Any System Company for the Performance on a Continuing Basis of Management Services	13
ITEM 9.	Wholesale Generators and Foreign Utility Companies	13
ITEM 10.	Financial Statements and Exhibits	14
	Consolidating Financial Statements	14
	Exhibits	15
	Signature of Registrant’s Officer	16

ITEM 1. System Companies and Investments therein as of September 30, 2004

		NUMBER OF			BOOK VALUE
		COMMON	% OF
	TYPE OF	SHARES	VOTING		ISSUER	OWNER
COMPANY NAME (Company Abbreviation)	BUSINESS	OWNED	POWER		($000)	($000)
Parent Holding Company
WGL Holdings, Inc. (Registrant WGL Holdings)(l)	Parent Company
Subsidiaries and Other Investments
Washington Gas Light Company (Washington Gas)(l)	Gas Distribution	46,479,536	100%		$811,632	$811,632
Hampshire Gas Company (Hampshire)(l)	Gas Storage	440,000	100%		6,613	6,613
Crab Run Gas Company (Crab Run)(l)	Gas Production	500	100%		2,425	2,425
Western Energy Partners Ltd. (Western Energy)(a)(l)	Gas Production	(a)	(a)		(a)	(a)
Washington Gas Resources Corporation (WGRC)(b)(l)	Parent Company	100	100%		53,827	53,827
American Combustion Industries, Inc. (ACI)(l)	HVAC(m)	845	100%		2,959	2,959
Washington Gas Credit Corporation (WGCC)(c)(l)	Consumer Lending	100	100%		(189)	(189)
Washington Gas Energy Services, Inc. (WGEServices)(l)	Gas Retail	500	100%		32,780	32,780
Washington Gas Energy Systems, Inc. (WGESystems)(l)	HVAC(m)	500	100%		8,132	8,132
WG Maritime Plaza I, Inc. (WG Maritime)(d)(e)(i)(l)	Real Estate	100	100%		4,693	4,693
WG/Lincoln Maritime Plaza I, LLC(d)(g)(k)	Real Estate	n/a	50%		n/a	—
WG/Lincoln Maritime Plaza I, Gen-Par, LLC(d)(g)(k)	Real Estate	n/a	50%		n/a	—
Maritime Plaza I, LP(d)(f)(g)(k)	Real Estate	n/a	50	%(j)	n/a	—
Maritime Plaza II, LLC(d)(h)(k)	Real Estate	n/a	100%		n/a	—

Footnotes

(a) Crab Run owns a limited partnership interest in Western Energy that is accounted for as an equity investment and included in the assets of Crab Run. A general partner operates Western Energy with its investments in various oil and natural gas operations. Crab Run has no right to participate in the management of the partnership and may only vote on proposals to change the partnership structure. WGL Holdings, Inc. and its affiliates do not actively manage any of this investment. This investment is not accounted for as a consolidated subsidiary.

(b) Two entities, Brandywood Estates, Inc. and Washington Gas Consumer Services, Inc. were dissolved on April 8, 2004. These entities were previously wholly owned subsidiaries of WGRC and due to their dissolution, are not presented as subsidiaries in this table.

(c) WGCC was incorporated in the state of Delaware on November 9, 2000. At that time, WGCC offered financing to customers who purchase gas appliances and other energy-related equipment. In September 2001, the consumer financing operations were scaled back, when WGCC stopped financing new loans. WGCC expects to continue servicing existing loans until they are fully amortized.

(d) The entities in the table that are designated with this reference, (d), are part of the “Maritime Plaza Project” which involves the development of land owned by Washington Gas in the District of Columbia, that was once used in the regulated utility service. Washington Gas entered into a contract with Lincoln Property Company (Lincoln) to develop the land in phases. To date, two phases of development have been undertaken by the various entities outlined in this table and explained below. The project development has been structured in different phases, where each phase independently leased land from Washington Gas and constructed and owned buildings for subsequent lease to unrelated tenants and eventually for sale to unrelated investment groups.

(e) WG Maritime is a wholly owned, indirect subsidiary of WGL Holdings, Inc. which was established to participate in the various entities who would lease the land. WG Maritime is a consolidated entity at WGRC and WGRC is a consolidated entity for WGL Holdings, Inc. WG Maritime owns a 50% interest in WG/Lincoln Maritime Plaza I, LLC and WG/Lincoln Maritime Plaza I, Gen-Par, LLC. These investments are accounted for on an equity basis investment and WG Maritime had zero invested in either of these entities as of September 30, 2004.

(f) In May 2000, WG/Lincoln Maritime Plaza I, LLC and WG/Lincoln Maritime Plaza I, Gen-Par, LLC formed a limited partnership, Maritime Plaza I, LP, which entered into a long-term ground lease with Washington Gas and built an office building and leased space to tenants.

(g) WG/Lincoln Maritime Plaza I, LLC was a limited partner that initially owned 99% of Maritime Plaza I, LP. WG/Lincoln Maritime Plaza I, Gen-Par, LLC was a general partner that initially owned 1% of Maritime Plaza I, LP.

In December 2001, another previously unaffiliated party joined Maritime Plaza I, LP as a limited partner by contributing funds to the Maritime Plaza I, LP, which had the effect of diluting WG/Lincoln Maritime Plaza I, LLC’s interest in Maritime Plaza I, LP from 99% to 49%. Accordingly, as of September 30, 2004, WG/Lincoln Maritime Plaza I, LLC owned 49% and WG/Lincoln Maritime Plaza I, Gen-Par, LLC owned 1% of Maritime Plaza I, LP and the new partner owned the remaining 50%.

(h) In November 2001, Maritime Plaza I, LP created Maritime Plaza II, LLC. Maritime Plaza ll, LLC entered into a second ground lease with Washington Gas and built a second office building. Maritime Plaza I, LP is the sole member and full owner of Maritime Plaza II, LLC.

(i) In fiscal year 2004, the two office buildings were sold to a non-affiliated group of investors and WG Maritime received a portion of its share of the sale proceeds and recognized a gain associated with these transactions. As of September 30, 2004, WG Maritime has no recorded investment or book value in WG/Lincoln Maritime Plaza I, LLC, WG/Lincoln Maritime Plaza I, Gen-Par, LLC, Maritime Plaza I, LP or Maritime Plaza II, LLC.

(j) This is the percentage of ownership held by WG/Lincoln Maritime Plaza I, Gen-Par, LLC.

(k) This investment is accounted for by the parent company as an equity investment or partnership investment.

(l) This investment is accounted for as a consolidated entity in the financial results of WGL Holdings, Inc., directly or indirectly.

(m) Heating, Ventilating and Air Conditioning.

ITEM 1. System Companies and Investments therein as of September 30, 2004 (Continued)

WGL Holdings and its subsidiaries have established a Money Pool to fund participants’ short-term cash requirements. The following table shows deposits and borrowings by Money Pool participants as of September 30, 2004:

	DEPOSITS	BORROWINGS
COMPANY	($)	($)
WGL Holdings, Inc.	51,875,559
Hampshire Gas Company	2,549,812
Crab Run Gas Company	1,879,866
Washington Gas Energy Services, Inc.		62,958,971
Washington Gas Credit Corporation		2,507,952
Washington Gas Energy Systems, Inc.	6,213,851
Washington Gas Resources Corporation	4,040,427
American Combustion Industries, Inc.		5,043,220
WG Maritime Plaza 1, Inc.	6,263,701

     The average interest rate for Money Pool transactions for September 2004 was 2.02%. Actual amounts of Deposits and Borrowings are recorded by participants.

ITEM 2.	Acquisitions or sales of utility assets

None.

ITEM 3.	Issue, Sale, Pledge, Guarantee or Assumption of System Securities

Descriptions of transactions involving the issue, pledge, guarantee, or assumption of system securities, including short-term borrowings, have been filed pursuant to Rule 24 with the exception of the items listed below.

Recurring Transactions:

Date of
			Balance at	Highest	Highest	Interest
Borrower	Issuer	Security	Year End	Balance	Balance	Rate
None

Washington Gas has incurred obligations through the issuance of surety bonds related to workers’ compensation and comparable obligations in the ordinary course of business. The highest amount of these obligations outstanding during fiscal year 2004 and the amount outstanding at the end of the year was $3,745,000 on an aggregate basis.

Washington Gas finances certain construction projects with a financing arrangement from a third party lender. Under terms of the agreement with the lender, funds are advanced to Washington Gas to spend on the construction project and the project owner agrees to a repayment schedule. Washington Gas assigns the stream of payments from the project owner to the lender.

During the term of the construction phase, should the project owner declare a default or fail to make a repayment of the debt to the lender, the lender may declare a default and demand immediate repayment of the present value of the payment stream from Washington Gas. Should this occur, Washington Gas would receive the rights of the lender to the previously agreed to payment stream from the project owner.

Upon completion of the construction (sometimes in phases), and acceptance of the project by the owner, the owner’s obligation to make the payments becomes fixed, and Washington Gas has no further obligation to either the owner or the lender. Upon completion of the construction and acceptance by the project owner, Washington Gas accounts for the transfer of the financed asset as an extinguishment of the long-term debt and removes both the note receivable and the long-term debt from its financial statements. During fiscal year 2004, Washington Gas recorded $800,000 of new debt to finance such projects.

The total amount of debt recorded by Washington Gas subject to these terms and conditions as of September 30, 2004 was $16.4 million, including the $800,000 added during the fiscal year ending 2004. As of September 30, 2004 the project owner had made all required payments and the remaining unpaid balance to the third party lender was $63.8 million. Once the project owner makes final acceptance, the third party lender will have no recourse against Washington Gas related to this project financing. In the first quarter of fiscal year 2005, subsequent to the financial statement date of September 30, 2004, the projects were accepted by the project owners and as a result, the third party lender has no recourse against Washington Gas for any of the project financing. The debt will be retired in the first quarter of fiscal year 2005 coincidental with the acceptance of the projects by the project owners.

ITEM 4.	Acquisition, Redemption or Retirement of System Securities

The following system securities were acquired, redeemed or retired by system companies during fiscal year ended September 30, 2004.

On November 17, 2003, Washington Gas paid $37.2 million plus accrued interest to redeem $36.0 million of 6.95 percent medium-term notes that were due in fiscal year 2024.

During the fiscal year ended September 30, 2004, Washington Gas did not retire any debt associated with certain construction projects, which are more fully described above in Item 3.

ITEM 5.	Investments in Securities of Nonsystem Companies

(1)	Aggregate number of investments in persons/entities operating in the retail service areas.

None.

(2)	In a span of several years, primarily in the 1990’s, most of the investments below were originally invested in by either Washington Gas or WGRC, and either one of these companies held investments in the entities listed below, or, in several situations, the investment below was the outcome of a bankruptcy award from a gas utility customer as partial payment for a utility gas bill. These investments have been held via various forms of equity, as a passive investment, none of which resulted in any significant voting rights to Washington Gas or WGRC and none of which were or are currently controlled or operated by Washington Gas or WGRC. As of September 30, 2004, neither Washington Gas nor WGRC has any net carrying value in these investments. When the holding company was formed in 2000, these investments were fully impaired and carried a zero net value on the books and record of Washington Gas and/or WGRC. In a few of these investments, an immaterial, de minimus amount of current value may have grown over the holding period and where such value can be extracted, the investment is liquidated and the proceeds are recognized as income. There were small immaterial recoveries in the year ended September 30, 2004, as noted in the footnotes below. In regards to a few of these investments, merger, purchase, bankruptcy or voluntary liquidation has resulted total liquidation or partial liquidation including a name change for the survivor company and/or a new successor company to the entity shown below.

American Matrix, Inc.(a)

Angel Research, Inc.(a)

Audio Animation, Inc.(d)

Codeworks, Inc.(a)

Continuum Systems, Inc.(a)

Gel-Tech, Inc.(a)

Intergraph Corporation.(e)

Linus Technologies, Inc.(a)

Lason, Inc.(g)

Lightpath Technologies

Lodgian(f)

Med-Images, Inc.

TOK, Inc.(a)

Utech (c)

Venture First, LP(a)

Venture Fund of Washington(a)

Vista Restaurants

Footnotes

(a) To the best of WGL Holdings’ knowledge, these entities designated with (a), have been dissolved, are inactive, or the interests of WGL Holdings is no longer recognized by the previous investment operators. Accordingly, these investments will no longer be disclosed in future filings on Form U5S. These items have zero investment value for both book and tax records of Washington Gas and WGRC.

(b)	Gel-Tech, Inc. was merged into LightPath Technologies and the original investment was exchanged for LightPath Technology shares. The shares have a zero investment basis for both books and taxes.

(c)	Utech, Venture First, LP and Venture Fund of Washington were venture capital funds which have since dissolved. Some of their investments shown here (e.g. Vista Restaurants) were received as distributions in dissolution. The shares have a zero investment basis for both books and taxes.

(d)	This company has changed its name or been merged with other companies several times and at various times been called Concept Technologies and WWR Access, Inc. as well as Audio Animation. It is presently called Transglobal Services. The shares have a zero investment basis for both books and taxes.

(e)	Some shares were redeemed by Intergraph in January 2004. WGRC presently holds 7,951 shares. The shares have a zero investment basis on the books of WGRC.

(f)	These shares were distributed as part of a customer bankruptcy — the customer company operated a motel and the shares were issued to Washington Gas as partial payment for money owed on its gas bill. The shares were sold; the common stock in August 2004 and the preferred stock in December 2004. The shares had a zero investment basis for both books and taxes at the time of the sales. The proceeds will be credited to other income.

(g)	These shares were distributed to Washington Gas as payment for a utility gas bill in connection with a bankruptcy proceeding where the shares were awarded in lieu of payment. The shares have a book value that is less than the cost of redemption, which would cost the Company money to liquidate. Thus the Company will not liquidate these shares at this time. The shares have a zero investment basis for both books and taxes.

ITEM 6.	Officers and Directors

PART I. Name, Principal Address and Positions Held as of September 30, 2004

	WGL Holdings	Washington Gas	Crab Run	Hampshire	WGRC	ACI
Elizabeth M. Arnold(1)	VP	VP			D,P,VP	D
Michael D. Barnes(2)	D	D
Thomas F. Bonner(13)		VP
Mary Jean Brady(13)
Beverly J. Burke(1)	VP,GC	VP,GC
Glenn Byus(10)						P
Daniel J. Callahan, III(4)	D	D
Adrian P. Chapman(13)		VP		D
Gautam Chandra(1)						D
George P. Clancy, Jr.(3)	D	D
James H. DeGraffenreidt, Jr.(1)	D,CH,CEO	D,CH,CEO	D,CH	D,CH	D,CH	D,CH
James W. Dyke, Jr.(14)	D	D
Melvyn J. Estrin(6)	D	D
Shelley C. Jennings(1)	TR	TR	TR	TR	TR
Frederic M. Kline(1)	VP,CFO	VP,CFO	D,VP	VP	D	D
Wilma Kumar-Rubock(13)		VP,CIO
James F. Lafond(15)	D	D
Debra L. Lee(5)	D	D
Patricia M. Lovelady(7)
George B. Mank(12)
Terry D. McCallister(1)	P,COO	P,COO	D,P	D,P
Mark P. O’Flynn(1)	CTR	CTR
Karen B. Pancost(11)			SEC	SEC	SEC	SEC
Douglas V. Pope(1)	SEC	SEC
Laura L. Shaw(9)
Roberta W. Sims(11)		VP
Harry A. Warren, Jr.(9)
James B. White(13)		VP
Karen Hastie Williams(8)	D	D
Phillip G. Woodyard(9)
William Zeigler, Jr.(13)		VP
William Zielinski(10)						VP,TR

     See Page 11 for Notes and Position Symbol Key

ITEM 6.	Officers and Directors (Continued)

PART I. Name, Principal Address and Positions Held as of September 30, 2004 (Continued)

	WGCC	WGEServices	WGESystems	WG Maritime
Elizabeth M. Arnold(1)	D,P	D	D
Michael D. Barnes(2)
Thomas F. Bonner(13)
Mary Jean Brady(13)				D,VP
Beverly J. Burke(1)
Glen Byus(10)
Daniel J. Callahan, III(4)
Adrian P. Chapman (13)
Gautam Chandra(1)		D	D,P
George P. Clancy, Jr.(3)
James H. DeGraffenreidt, Jr.(1)	D,CH	D	D,CH
James W. Dyke, Jr.(14)
Melvyn J. Estrin(6)
Shelley C. Jennings(1)	TR			TR
Frederic M. Kline(1)	D	D	D	D
Wilma Kumar- Rubock(13)
James F. Lafond(15)
Debra L. Lee(5)
Patricia M. Lovelady(7)		VP
George B. Mank (12)			TR
Terry D. McCallister(1)				D,P
Mark P. O’Flynn(1)
Karen B. Pancost(11)	SEC		SEC	SEC
Douglas V. Pope(1)
Laura L. Shaw(9)		SEC
Roberta W. Sims(11)				D
Harry A. Warren, Jr. (9)		D,P
James B. White(13)
Karen Hastie Williams(8)
Phillip G. Woodyard(9)		VP,TR
William Zeigler, Jr. (13)
William Zielinski(10)

     See Page 11 for Notes and Position Symbol Key

ITEM 6.	Officers and Directors (Continued)

PART I. Name, Principal Address and Positions Held as of September 30, 2004 (Continued)

Position Symbol Key:

CH	-	Chairman of the Board of Directors	D	-	Director
CEO	-	Chief Executive Officer	CFO	-	Chief Financial Officer
P	-	President	CIO	-	Chief Information Officer
COO	-	Chief Operating Officer	TR	-	Treasurer
SVP	-	Senior Vice President	SEC	-	Secretary
VP	-	Vice President	CTR	-	Controller
GC	-	General Counsel

Notes—Business Addresses of Officers and Directors:

(1)	WGL Holdings, Inc., 101 Constitution Ave., N.W., Washington, D.C. 20080

(2)	Brady Campaign and Brady Ctr., Suite 1100—1225 Eye Street, N.W., Washington, D.C. 20005

(3)	Chevy Chase Bank, FSB—7501 Wisconsin Avenue, Bethesda, MD 20814

(4)	The Morris and Gwendolyn Cafritz Foundation, 14th Floor—1825 K Street, N.W., Washington D.C. 20006

(5)	BET Holdings, Inc., One BET Plaza, 1235 W Street, N.E., Washington, D.C. 20018

(6)	Estrin International, Suite 600—7200 Wisconsin Avenue, Bethesda, MD 20814

(7)	Suite 105—110 West Road, Towson, MD 21204

(8)	Crowell and Moring, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004

(9)	Washington Gas Energy Services, Inc. Suite 200—13865 Sunrise Valley Drive, Herndon, VA 20171

(10)	American Combustion Industries, Inc., 3520 Bladensburg Road, Brentwood, MD 20722

(11)	Washington Gas Light Company, 101 Constitution Ave., N.W., Washington, D.C. 20080

(12)	Washington Gas Energy Systems, Inc. Suite A—6706 Whittier Ave., McLean, VA 22101

(13)	Washington Gas Light Company, 6801 Industrial Road, Springfield, VA 22151

(14)	McGuire Woods LLP, 1750 Tysons Blvd., McLean, VA 22102

(15)	PricewaterhouseCoopers, 1751 Pinnacle Drive, McLean, VA 22102

ITEM 6.	Officers and Directors (Continued)

PART II. Financial Connections as of September 30, 2004

	Name and Location of	Position Held in	Applicable
Name of Officer or Director (1)	Financial Institution (2)	Financial Institution (3)	Exemption Rule (4)
James H. DeGraffenreidt, Jr.	Harbor Bank 25 W. Fayette Street Baltimore, MD 21201	Director	Rule 70(a)

Karen Hastie Williams	SunTrust Banks, Inc. 303 Peachtree Street, N.E. Atlanta, GA 30308	Director	Rule 70(b)

PART III. Compensation and Other Related Information

The following disclosures has been included in the definitive Proxy Statement of WGL Holdings, Inc. filed with the Securities and Exchange Commission (SEC) on January 24, 2005 for the February 23, 2005 Annual Meeting of Shareholders, and/or has been included in the Annual Report on Form 10-K of WGL Holdings, Inc. that was filed with the SEC on December 14, 2004 for fiscal year ended September 30, 2004, which are hereby incorporated by reference.

(a)	Compensation of directors and executive officers of system companies:

Compensation for non-employee directors and executive officers of system companies is reported in the WGL Holdings, Inc. Proxy Statement.

(b)	Interest of directors and executive officers in the securities of system companies, including options or other rights to acquire securities:

Interest of directors and executive officers in the security ownership of system companies, is reported in the WGL Holdings, Inc. Proxy Statement.

(c)	Directors’ and executive officer contracts and transactions with system companies:

Contracts and transactions with system companies by directors and executive officers, as defined in the rules of the Securities Act of 1933 (17 CFR 230.405), were reported in Exhibits to the WGL Holdings, Inc. Annual Report on Form 10-K and Proxy Statement.

(d)	Directors’ and executive officers’ indebtedness to system companies:

None.

(e)	Directors’ and executive officers participation in bonus and profit-sharing arrangements and other benefits:

Participation in bonus and profit-sharing arrangements by directors’ and executive officers’, as defined in the rules of the Securities Act of 1933 (17 CFR 230.405), was reported in the WGL Holdings, Inc. Proxy Statement and Annual Report on Form 10-K.

Accounting disclosures for WGL Holdings, Inc. stock-based compensation were reported in Note 12—Stock-Based Compensation to the Consolidated Financial Statements of the WGL Holdings, Inc. Annual Report on Form 10-K.

ITEM 6.	Officers and Directors (Continued)

(f)	Directors’ and executive officers’ rights to indemnity:

No such disclosures are required or contained in the WGL Holdings, Inc. Proxy Statement or Annual Report on Form 10-K.

ITEM 7.	Contributions and Public Relations

1.	Washington Gas has established a political action committee and has incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees.

2.	Expenditures, disbursements or payments for the account of any citizens group or public relations counsel are as follows:

Washington Gas paid trade association dues in fiscal year 2004 totaling approximately $401,000 to the American Gas Association.

ITEM 8.	Service, Sales and Construction Contracts

PART I. Intercompany Sales and Services

			Net		In Effect
			Compensation	Contract	At Year
Transaction	Serving Company	Receiving Company	($000)	Date	End
Accounting, Legal and Other Services	Washington Gas	WGL Holdings	337	11/01/00	Yes
Accounting, Legal and Other Services	Washington Gas	Hampshire	128	08/09/88	Yes
Accounting, Legal and Other Services	Washington Gas	Crab Run	5	08/09/88	Yes
Accounting, Legal and Other Services	Washington Gas	Brandywood	4	08/09/88	No
Accounting, Legal and Other Services	Washington Gas	WGEServices	679	05/14/98	Yes
Accounting, Legal and Other Services	Washington Gas	WGESystems	480	05/14/98	Yes
Accounting, Legal and Other Services	Washington Gas	WGRC	76	05/14/98	Yes
Accounting, Legal and Other Services	Washington Gas	ACI	168	08/09/98	Yes
Accounting, Legal and Other Services	Washington Gas	Consumer Services	2	05/14/98	No
Accounting, Legal and Other Services	Washington Gas	WG Maritime	40	08/31/00	Yes
Accounting, Legal and Other Services	Washington Gas	WGCC	68	11/27/00	Yes

PART II. Contracts to Purchase Services or Goods Between any System Company and Any Affiliate

None.

PART III. Employment of Any Person by Any System Company for the Performance on a Continuing Basis of Management Services

None.

ITEM 9.	Wholesale Generators and Foreign Utility Companies

None.

ITEM 10. Financial Statements And Exhibits

Pursuant to Rule 26(b) of the Public Utilities Holding Company Act of 1935, WGL Holdings, Inc. and its subsidiaries follow the Federal Energy Regulatory Commission’s chart of accounts.

Confidential Treatment for the following portion of WGL Holdings’ response to this item is requested pursuant to Rule 104(b).

F – 1	WGL Holdings, Inc. Consolidating Statement of Income
F – 1.1	Washington Gas Resources Corp. Consolidating Statement of Income
F – 2	WGL Holdings, Inc. Consolidating Balance Sheet
F – 2.1	Washington Gas Resources Corp. Consolidating Balance Sheet
F – 3	WGL Holdings, Inc. Consolidating Statement of Cash Flow
F – 3.1	Washington Gas Resources Corp. Consolidating Statement of Cash Flow
F – 4	WGL Holdings, Inc. Consolidating Statement of Retained Earnings
F – 4.1	Washington Gas Resources Corp. Consolidating Statement of Retained Earnings

ITEM 10.	Financial Statements And Exhibits (Continued)

Exhibits

Exhibit A	–	Annual Report on Form 10-K of WGL Holdings, Inc. for fiscal year ended September 30, 2004 incorporated by reference. Annual Report to Shareholders filed herewith in paper form only.

Exhibit A-1	–	Consent of Deloitte & Touche LLP

Exhibit B	–	Charter and Bylaws of WGL Holdings, Inc., Washington Gas Light Company, and other direct and indirect subsidiaries of WGL Holdings, Inc.

Note: the Company was permitted by the staff to omit filing of documents related to other subsidiaries in its registration statement on Form U5B, Exhibit B, filed with the Commission on March 30, 2001, SEC File No. 001-16163.

Exhibit B-1	–	Articles of Incorporation, WGL Holdings, Inc., incorporated by reference to Form S-4 filed by WGL Holdings, Inc. on February 2, 2000, SEC Registration No. 333-96017.

Exhibit B-2	–	Bylaws of WGL Holdings, Inc., incorporated by reference to Form S-4 filed by WGL Holdings, Inc. on February 2, 2000, SEC Registration No. 333-96017.

Exhibit B-3	–	Charter of Washington Gas Light Company, incorporated by reference to Form S-3 filed by Washington Gas Light Company on July 21, 1995, SEC Registration No. 033-61199.

Exhibit B-4	–
Bylaws of Washington Gas Light Company, incorporated by reference to Annual Report on Form 10-K filed by WGL Holdings, Inc. and Washington Gas Light Company on December 14, 2004, SEC File Nos. 1-16163 and 0-49807.

Exhibit B-5	–	Form U5B, Exhibit B, filed by WGL Holdings, Inc. with the Commission on March 30, 2001, SEC File No. 001-16163.

Exhibit C	–
Indenture dated September 1, 1991 and Supplemental Indenture dated September 1, 1993 between Washington Gas Light Company and The Bank of New York that was filed on Form 8-K on September 19, 1991 and September 1, 1993, respectively.

Exhibit D	–	Tax Allocation Agreement dated September 30, 2001.

Exhibit E	–	State Commission Reports to be filed by amendment.

Exhibit F	–	Annual Report on Form 10-K of WGL Holdings, Inc. for fiscal year ended September 30, 2004 incorporated by reference. Annual Report to Shareholders filed herewith in paper form only.

SIGNATURE

     The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

WGL Holdings, Inc.
By: /s/ Mark P. O’Flynn
Mark P. O’Flynn
(Controller)

Date: January 28, 2005